SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from __________ to __________

Commission file number ___________________________

             A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

             B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) CUTLER-HAMMER DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN
Date: June 29, 2005	By:	Eaton Corporation Pension
Administration Committee

By:	/s/ B. K. Rawot B. K. Rawot
Vice President and Controller
Eaton Corporation

Audited Financial Statements and
Supplemental Schedule

Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan

December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Pension Administration Committee and the

Pension Investment Committee–Eaton Corporation

We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Cleveland, Ohio
June 29, 2005

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Common/collective trust funds	$17,580,055	$16,467,851
Mutual funds	4,906,496	3,994,102
Common stock	3,518,288	1,721,201
Money market funds	833	1,397

Total investments	26,005,672	22,184,551
Receivables:
Contributions:
Participants	233,562	211,932
Employer	99,896	94,700
Interest	5,256	3,797
Net pending purchases	(5,211)	(3,770)

Total receivables	333,503	306,659

Net assets available for benefits	$26,339,175	$22,491,210

See notes to financial statements.

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Net appreciation in fair value of investments	$2,009,596
Interest and dividends	125,733
Contributions:
Participants	2,512,497
Employer, net of forfeitures of $179,634	850,012

Total Contributions	3,362,509
Total Additions	5,497,838
Deductions
Benefits paid to participants	1,649,873

Net increase	3,847,965
Net assets available for benefits at beginning of year	22,491,210

Net assets available for benefits at end of year	$26,339,175

See notes to financial statements.

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003 and
Year Ended December 31, 2004

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value as measured by quoted prices in active markets except for the common/collective trust fund and the money market fund, which are stated at fair value as determined by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

2. Description of Plan

Effective February 1, 1994, Eaton Electrical de Puerto Rico, Inc. (the Company or the Plan Sponsor), which was formerly known as Cutler-Hammer de Puerto Rico, Inc., a wholly owned subsidiary of Eaton Corporation, established the Plan. The Plan provides that all full time employees not covered under a collective bargaining agreement of the Company are eligible to participate in the Plan immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation. The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee.

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of Plan (continued)

Employee contributions may be invested in any of the fund options available under the Plan. Participants may reallocate their accumulated contributions daily among the various funds consistent with the percentages elected by the employee.

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions. As of December 31, 2004, forfeitures held in a suspense account totaled $59,731 and will be used to reduce future company contributions.

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

3. Investments

The Trustee of the Plan holds the Plan’s investment assets and executes investment transactions.

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2004	2003
KeyBank EB Managed Guaranteed Investment Contract Fund	$17,580,055	$16,467,851
KeyBank Victory Stock Index Fund	3,880,833	3,249,192
Eaton Corporation Common Shares	3,518,288	1,721,201

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Common/collective trust funds	$822,594
Common stock	789,385
Mutual funds	397,617

$2,009,596

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$26,339,175	$22,491,210
Amounts allocated to withdrawing participants	(311,479)	(186,514)

Net assets available for benefits per Form 5500	$26,027,696	$22,304,696

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

4. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2004
Benefits paid to participants per the financial statements	$1,649,873
Add amounts allocated to withdrawing participants at December 31, 2004	311,479
Deduct amounts allocated to withdrawing participants at December 31, 2003	(186,514)

Benefits paid to participants per Form 5500	$1,774,838

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

5. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

Notes to Financial Statements (continued)

6. Transactions With Parties in Interest

Party-in-interest transactions include the investment in the common stock of Eaton Corporation, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2004, the Plan received $41,940 in common stock dividends from Eaton Corporation.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cutler-Hammer de Puerto Rico, Inc.
Retirement Savings Plan

EIN: 34-1756466 Plan Number: 002

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2004

		Current
Identity of Issue	Description of Investment	Value
Common Stock
Eaton Corporation Common Shares*	48,622 shares	$3,518,288
Mutual Funds
Key Bank Victory Stock Index Fund*	216,443 units	3,880,833
Vanguard Developed Markets Index
Open-End Fund	46,114 units	424,253
Vanguard Balanced Index Fund
Open-End Fund	30,920 units	601,410

		4,906,496
Common/Collective Trust Funds
Key Bank EB Managed Guaranteed Investment*
Contract Fund	949,980 units	17,580,055
Money Market Fund
Key Bank EB Money Market Fund*	833 units	833

		$26,005,672

* Indicates a party in interest to the Plan.